SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2013

BHP Billiton Limited (ABN 49 004 028 077)

(Translation of registrant's name into English)

171 COLLINS STREET, MELBOURNE, VICTORIA
3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

BHP Billiton Limited
171 Collins Street
Melbourne VIC 3000 Australia
GPO Box 86
Melbourne VIC 3001 Australia
Tel 1300 554 757
Fax +61 3 9609 3015
www.bhpbilliton.com

25 October 2013

Australian Securities Exchange

Change of Deputy Company Secretary

BHP Billiton advises that Ms Nicola Kleynhans has resigned as Deputy Company Secretary of BHP Billiton Limited with effect from Friday, 25 October 2013.

Jane McAloon
Group Company Secretary

A member of the BHP Billiton Group which is headquartered in Australia

Registered Office:
171 Collins Street,
Melbourne, Victoria 3000
Australia
ABN 49 004 028 077
Registered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : October 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary